

A L E X A N D R I A.

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
SECOND QUARTER 2006 RESULTS

- Company Reports Funds from Operations Per Share (Diluted) of $1.26, up 5%
Over Second Quarter 2005, and Earnings Per Share (Diluted) of $0.57 -

Highlights
- Second Quarter 2006 Funds from Operations (FFO) Per Share (Diluted) of $1.26 up 5%
- Second Quarter 2006 Total Revenues up 23%, FFO Available to Common Stockholders up 15%
- Second Quarter 2006 Earnings Per Share (Diluted) of $0.57
- Executed 26 Leases for 247,000 Square Feet
- Second Quarter 2006 GAAP Rental Rate Increase of 17.6%
- Second Quarter 2006 GAAP Same Property Revenues Less Operating Expenses up 2.0% Over Second Quarter 2005
- Added Three Properties aggregating 251,000 Square Feet
- Added One Land Parcel with 144,000 Developable Square Feet
- Closed Sale of Three Properties aggregating 268,000 Square Feet
- Completed Ground-Up Development of Two Properties aggregating 136,000 Square Feet
- Completed Redevelopment of Multiple Spaces at Three Properties aggregating 66,000 Square Feet
- In July 2006, Added a Seven Building Campus aggregating 1.2 Million Square Feet with Massachusetts Institute of Technology ("MIT") retaining a 10% Interest
- In July 2006, Closed $146 Million Fixed Rate Loan

PASADENA, CA. – August 7, 2006 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the second quarter 2006.

For the second quarter of 2006, we reported total revenues of $70,484,000 and FFO available to common stockholders of $29,227,000, or $1.26 per share (diluted), compared to total revenues of $57,277,000 and FFO available to common stockholders of $25,501,000, or $1.20 per share (diluted), for the second quarter of 2005. Comparing the second quarter of 2006 to the second quarter of 2005, total revenues increased 23%, FFO available to common stockholders increased 15% and FFO per share (diluted) increased 5%. For the six months ended June 30, 2006, we reported total revenues of $139,075,000 and FFO available to common stockholders of $57,381,000, or $2.49 per share (diluted), compared to total revenues of $112,332,000 and FFO available to common stockholders of $49,109,000, or $2.39 per share (diluted) for the six months ended June 30, 2005. Comparing the six months ended June 30, 2006 to the six months ended June 30, 2005, total revenues increase 24%, FFO available to common stockholders increased 17% and FFO per share (diluted) increased 4%.

(more)

FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended June 30, 2006 and 2005 was $16,169,000 and $13,251,000, respectively. Depreciation and amortization expense for the six months ended June 30, 2006 and 2005 was $31,612,000 and $25,892,000, respectively. Net income available to common stockholders for the second quarter of 2006 was $13,139,000, or $0.57 per share (diluted), compared to net income available to common stockholders of $12,250,000, or $0.58 per share (diluted) for the second quarter of 2005. Net income available to common stockholders for the six months ended June 30, 2006 was $25,872,000, or $1.12 per share (diluted), compared to net income available to common stockholders of $23,217,000, or $1.13 per share (diluted) for the six months ended June 30, 2005.

For the second quarter 2006, we executed a total of 26 leases for approximately 247,000 square feet of space at 21 different properties (excluding month-to-month leases). Of this total, approximately 140,000 square feet were for new or renewal leases related to previously leased space and approximately 107,000 square feet were for redeveloped, developed or previously vacant space. Of the 107,000 square feet, approximately 24,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 83,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 17.6% higher (on a GAAP basis) than rental rates for expiring leases. For the six months ended June 30, 2006, we executed a total of 52 leases for approximately 743,000 square feet of space at 37 different properties (excluding month-to-month leases). Of this total, approximately 319,000 square feet were for new or renewal leases related to previously leased space and approximately 424,000 square feet were for redeveloped, developed or previously vacant space. Of the 424,000 square feet, approximately 311,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 113,000 square feet for previously vacant space. Rental rates for new or renewal leases were on average approximately 10.8% higher (on a GAAP basis) than rental rates for expiring leases.

During the second quarter of 2006, we added three properties aggregating approximately 251,000 square feet. We paid approximately $36 million cash for the properties. Also during the second quarter of 2006, we added one land parcel with approximately 144,000 developable square feet. We paid approximately $10.5 million cash for the land parcel.

In August 2006, we announced the closing of our previously reported purchase of an equity interest in the leasehold interest in 10.4 acres commonly known as Technology Square at MIT ("Tech Square") in Cambridge, Massachusetts. The contract price for a 100% equity interest in Tech Square was $600 million. However, MIT retained a 10% interest. We assumed existing financing on the project approximating $225 million with an interest rate of 5.26%. Tech Square consists of a seven building campus (including a 1,593 space covered car parking garage and a 49 space surface parking lot) containing approximately 1.2 million square feet.

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As of June 30, 2006, approximately 86% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of June 30, 2006, approximately 5% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of June 30, 2006, approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

Based on our current view of existing market conditions and certain current assumptions, we have updated our prior guidance for 2006 FFO per share (diluted) and earnings per share (diluted) as follows:

	2006
FFO per share (diluted)	$ 5.16
Earnings per share (diluted)	$ 2.25

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development for our Life Science Real Estate Niche[SM]. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as government agencies. Our asset base currently consists of 149 properties comprising approximately 10.5 million square feet plus an imbedded pipeline for the ground-up development of approximately 6.0 million additional square feet.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2005		Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
Income statement data								
Total revenues	$	70,484	$	57,277	$	139,075	$	112,332
Expenses								
Rental operations		14,330		12,485		29,773		24,886
General and administrative		6,269		4,765		12,721		9,210
Interest		16,317		11,248		31,182		22,569
Depreciation and amortization		16,169		13,088		31,443		25,594
		53,085		41,586		105,119		82,259
Minority interest		370		-		740		-
Income from continuing operations		17,029		15,691		33,216		30,073
Income from discontinued operations, net		133		582		701		1,189
Net income		17,162		16,273		33,917		31,262
Dividends on preferred stock		4,023		4,023		8,045		8,045
Net income available to common stockholders	$	13,139	$	12,250	$	25,872	$	23,217
Weighted average shares of common stock outstanding								
Basic		22,856,380		20,936,265		22,590,811		20,206,497
Diluted		23,250,681		21,275,364		23,010,992		20,536,039
Earnings per share - basic								
Continuing operations (net of preferred stock dividends)	$	0.56	$	0.56	$	1.12	$	1.09
Discontinued operations, net		0.01		0.03		0.03		0.06
Earnings per share - basic	$	0.57	$	0.59	$	1.15	$	1.15
Earnings per share - diluted								
Continuing operations (net of preferred stock dividends)	$	0.56	$	0.55	$	1.09	$	1.07
Discontinued operations, net		0.01		0.03		0.03		0.06
Earnings per share - diluted	$	0.57	$	0.58	$	1.12	$	1.13

(Continued on next page)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three and six months ended June 30, 2006 and 2005 (in thousands, except per share data):

	Three Months Ended June 30, 2006		Three Months Ended June 30, 2005		Six Months Ended June 30, 2006		Six Months Ended June 30, 2005	
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders								
Net income available to common stockholders	$	13,139	$	12,250	$	25,872	$	23,217
Add: depreciation and amortization (1)		16,169		13,251		31,612		25,892
Add: minority interest		370		-		740		-
Subtract: Gain on sales of property (2)		(59)		-		(59)		-
Subtract: FFO allocable to minority interest		(392)		-		(784)		-
Funds from operations available to common stockholders	$	29,227	$	25,501	$	57,381	$	49,109
FFO per share								
Basic	$	1.28	$	1.22	$	2.54	$	2.43
Diluted	$	1.26	$	1.20	$	2.49	$	2.39
Reconciliation of earnings per share (diluted) to FFO per share (diluted)								
Earnings per share (diluted)	$	0.57	$	0.58	$	1.12	$	1.13
Depreciation and amortization (1)		0.69		0.62		1.37		1.26
Minority interest		0.02		-		0.03		-
Gain on sales of property (2)		-		-		-		-
FFO allocable to minority interest		(0.02)		-		(0.03)		-
FFO per share (diluted)	$	1.26	$	1.20	$	2.49	$	2.39

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Gain on sales of property relates to the disposition of one property in the New Jersey/Suburban Philadelphia market and two properties in the Suburban Washington D.C. market during the second quarter of 2006. Gain on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Supplemental Financial Information

(Dollars in thousands, except per share data)

(Unaudited)

Quarterly Supplemental Financial Information

| | For the Three Months Ended | | | | |
	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 54,739	$ 52,546	$ 50,231	$ 47,523	$ 45,020
Tenant recoveries	13,265	14,047	13,052	13,153	11,188
Other income	2,480	1,998	1,658	1,350	1,069
Total	$ 70,484	$ 68,591	$ 64,941	$ 62,026	$ 57,277
Funds from operations per share-diluted (b)	$ 1.26	$ 1.24	$ 1.22	$ 1.21	$ 1.20
Dividends per share on common stock	$ 0.70	$ 0.70	$ 0.70	$ 0.68	$ 0.68
Dividend payout ratio (common stock) (c)	63.7%	57.0%	57.2%	59.0%	56.8%
Straight-line rent	$ 3,674	$ 2,977	$ 1,492	$ 3,020	$ 3,305
	As of				
	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005
Other data					
Number of shares of common stock outstanding at end of period	26,387,076	22,555,587	22,441,294	22,437,761	21,204,620
Number of properties (d)					
Acquired/added/completed during period	5	6	6	5	5
Sold/reconstructed during period	(3)	-	-	(1)	-
Owned at end of period	141	139	133	127	123
Rentable square feet (d)					
Acquired/added/completed during period	386,776	380,043	415,978	301,458	333,788
Sold/reconstructed during period	(268,099)	-	-	(16,500)	-
Owned at end of period	9,283,125	9,164,448	8,784,405	8,368,427	8,083,469
Debt to total market capitalization (e)					
Total debt	$ 1,305,103	$ 1,544,430	$ 1,406,666	$ 1,271,698	$ 1,301,934
Preferred stock	193,866	193,917	192,419	196,420	197,474
Common stock	2,340,006	2,150,224	1,806,524	1,855,378	1,557,479
Total market capitalization	$ 3,838,975	$ 3,888,571	$ 3,405,609	$ 3,323,496	$ 3,056,887
Debt to total market capitalization	34.0%	39.7%	41.3%	38.3%	42.6%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) See page 5 for a reconciliation of earnings per share (diluted) to FFO per share (diluted).

(c) Dividend payout ratio (common stock) is the ratio of the absolute dollar amount of dividends on our common stock (common stock shares outstanding on the respective record date multiplied by the related dividend per share) to funds from operations for the respective quarter.

(d) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

(e) Debt to total market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to outstanding shares of preferred stock and common stock multiplied by the related closing prices at the end of each period presented, plus total debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets

(In thousands)

	June 30, 2006	December 31, 2005
	(Unaudited)	
Assets		
Rental properties, net	$ 1,967,859	$ 1,788,818
Properties under development and development land	342,229	329,338
Cash and cash equivalents	3,647	3,911
Tenant security deposits and other restricted cash	24,307	21,013
Tenant receivables	3,656	4,764
Deferred rent	58,342	54,573
Investments	77,719	82,010
Other assets	98,880	78,023
Total assets	$ 2,576,639	$ 2,362,450
Liabilities and Stockholders' Equity		
Secured notes payable	$ 768,103	$ 666,666
Unsecured line of credit and unsecured term loan	537,000	740,000
Accounts payable, accrued expenses and tenant security deposits	91,826	86,391
Dividends payable	22,297	19,478
Total liabilities	1,419,226	1,512,535
Minority interest	20,176	20,115
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	264	224
Additional paid-in capital	909,739	607,405
Accumulated other comprehensive income	40,096	35,033
Total stockholders' equity	1,137,237	829,800
Total liabilities and stockholders' equity	$ 2,576,639	$ 2,362,450

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
June 30, 2006
(Dollars in thousands)
(Unaudited)
Principal Maturities / Rates

	Secured Debt		Unsecured Debt		
Year	Amount	Weighted Average Interest Rate (1)	Amount	Weighted Average Interest Rate (2)	
2006	$ 31,449	6.44%	$ -	-	
2007	83,630	6.39%	37,000	6.51%	(3)
2008	238,396	6.30%	-	-	
2009	42,083	6.61%	500,000	6.60%	(4)
2010	88,553	6.58%	-	-	
Thereafter	280,041	6.36%	-	-	
Subtotal	764,152		537,000		
Unamortized premium	3,951		-		
Total	$ 768,103		$ 537,000		

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity	
Secured Debt	$ 768,103	58.9%	6.44%	4.3 Years	
Unsecured Debt	537,000	41.1%	5.64%	3.3 Years	(5)
Total Debt	$ 1,305,103	100.0%	6.11%	3.9 Years	

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity	
Fixed Rate Debt	$ 582,835	44.7%	6.31%	5.0 Years	
Floating Rate Debt - Hedged	500,000	38.3%	5.58%	3.5 Years	(5)
Floating Rate Debt - Unhedged	222,268	17.0%	6.80%	2.1 Years	
Total Debt	$ 1,305,103	100.0%	6.11%	3.9 Years	

(1) The weighted average interest rate related to our secured debt is calculated based on the outstanding debt as of July 1, 2006, and as of January 1st for each year thereafter.

(2) The weighted average interest rates related to our unsecured line of credit and unsecured term loan are calculated based on borrowings outstanding as of June 30, 2006.

(3) The unsecured line of credit matures in December 2007 and may be extended at our sole option for an additional one-year period.

(4) The unsecured term loan matures in December 2009.

(5) The weighted average interest rates include the effect of our interest rate swap agreements. See further detail of our interest rate agreements on page 9.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Interest Rate Swap Agreements [1]

June 30, 2006

(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at June 30, 2006	Interest Pay Rates (2)	Termination Dates
December 2003	December 30, 2005	$ 50,000	$ 50,000	4.150%	December 29, 2006
December 2003	December 29, 2006	50,000	-	5.090%	October 31, 2008
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
April 2004	April 28, 2006	50,000	50,000	4.230%	April 30, 2007
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	50,000	50,000	3.927%	July 1, 2008
May 2005	December 30, 2005	25,000	25,000	4.120%	November 30, 2006
May 2005	June 30, 2006	50,000	50,000	4.270%	June 29, 2007
May 2005	November 30, 2006	25,000	-	4.330%	November 30, 2007
May 2005	June 29, 2007	50,000	-	4.400%	June 30, 2008
May 2005	November 30, 2007	25,000	-	4.460%	November 28, 2008
May 2005	June 30, 2008	50,000	-	4.509%	June 30, 2009
May 2005	November 28, 2008	25,000	-	4.615%	November 30, 2009
December 2005	December 29, 2006	50,000	-	4.730%	November 30, 2009
December 2005	December 29, 2006	50,000	-	4.740%	November 30, 2009
December 2005	January 2, 2008	50,000	-	4.768%	December 31, 2010
June 2006	June 30, 2006	125,000	125,000	5.299%	September 30, 2009
June 2006	October 31, 2008	50,000	-	5.340%	December 31, 2010
June 2006	October 31, 2008	50,000	-	5.347%	December 31, 2010
June 2006	June 30, 2008	50,000	-	5.325%	June 30, 2010
June 2006	June 30, 2008	50,000	-	5.325%	June 30, 2010
Total Notional Amount in Effect at June 30, 2006			$ 500,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

(2) The interest pay rates represent the interest rate we will pay for one month LIBOR under the respective interest rate swap agreement. These rates do not include any spread in addition to one month LIBOR that is due monthly as interest expense under our unsecured line of credit and unsecured term loan.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Same Property Comparisons

(Dollars in thousands)

(Unaudited)

	GAAP Basis (1)			*Cash Basis (1)*		
	Quarter Ended			Quarter Ended		
	6/30/2006	6/30/2005	% Change	6/30/2006	6/30/2005	% Change
Revenue (2)	$ 51,038	$ 50,089	1.9%	$ 49,519	$ 47,634	4.0%
Operating expenses	10,690	10,521	1.6%	10,690	10,521	1.6%
Revenue less operating expenses	$ 40,348	$ 39,568	2.0%	$ 38,829	$ 37,113	4.6%

	GAAP Basis (1)			*Cash Basis (1)*		
	Six Months Ended			Six Months Ended		
	6/30/2006	6/30/2005	% Change	6/30/2006	6/30/2005	% Change
Revenue (2)	$ 94,230	$ 92,512	1.9%	$ 91,970	$ 88,469	4.0%
Operating expenses	20,795	20,695	0.5%	20,795	20,695	0.5%
Revenue less operating expenses	$ 73,435	$ 71,817	2.3%	$ 71,175	$ 67,774	5.0%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Second Quarter Same Properties") for the Quarter periods and (the "Six Months Same Properties") for the Six Month periods. Same Property Occupancy for the quarters ended June 30, 2006 and 2005 was 94.5% and 94.2%, respectively. Same Property Occupancy for the six months ended June 30, 2006 and 2005 was 94.7% and 94.2%, respectively. Properties under redevelopment are excluded from same property results. If the portion of redevelopment properties not under active redevelopment were included in the Same Property results, the percentage change in GAAP Basis and Cash Basis revenue less operating expenses associated with the Second Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses for the quarters ended June 30, 2006 and 2005 would have been 3.7% and 6.7%, respectively. If the portion of redevelopment properties not under active redevelopment were included in the Same Property results, the percentage change in GAAP Basis and Cash Basis revenue less operating expenses associated with the Six Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses for the six months ended June 30, 2006 and 2005 would have been 4.6% and 7.9%, respectively.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Second Quarter Same Properties and Six Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Second Quarter Same Properties and Six Months Same Properties, as applicable (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarters ended June 30, 2006 and 2005 for the Second Quarter Same Properties were $1,519,000 and $2,455,000, respectively. Straight-line rent adjustments for the six months ended June 30, 2006 and 2005 for the Six Months Same Properties were $2,260,000 and $4,043,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Properties

(Dollars in thousands)

		June 30, 2006					March 31, 2006
	Number of Properties	**Rentable Square Feet**			**Annualized Base Rent** [1]	**Occupancy Percentage** [1]	**Occupancy Percentage** [2]
		Operating	**Redevelopment**	**Total**			
Markets							
California - Los Angeles Metro	1	31,343	-	31,343	$ 692	82.5%	100.0%
California - San Diego	27	1,151,606	158,650	1,310,256	30,118	94.0%	93.3%
California - San Francisco Bay	20	1,352,687	102,633	1,455,320	38,589	92.7% (3)	97.0%
Eastern Massachusetts	28	1,709,065	83,758	1,792,823	45,810	96.3%	95.7%
New Jersey/Suburban Philadelphia	7	378,337	15,012	393,349	6,545	100.0%	98.2%
Southeast	11	539,203	45,841	585,044	9,168	80.8% (4)	82.4% (4)
Suburban Washington D.C.	32	2,514,927	60,443	2,575,370	52,127	93.1%	95.7%
Washington - Seattle	12	830,539	12,719	843,258	24,513	88.5%	90.0%
International - Canada	3	296,362	-	296,362	6,463	100.0%	100.0%
Total Properties - Continuing Operations	141	8,804,069	479,056	9,283,125	$ 214,025	93.1% (5)	94.5% (6)

(1) Excludes spaces at properties totaling 479,056 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(2) Excludes three properties totaling 268,099 square feet that are classified as "held for sale" as of March 31, 2006 and spaces at properties totaling 540,875 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(3) The decrease in occupancy from March 31, 2006 to June 30, 2006 is primarily due to a property with approximately 83,000 total rentable square feet (with approximately 63,000 square feet of vacancy) acquired in the second quarter of 2006. This property is an operating property, may be redeveloped in the future and is included in our Summary of Imbedded Future Development and Redevelopment Square Footage on page 17.

(4) Substantially all of the vacant space is office or warehouse space.

(5) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of June 30, 2006 was 88.3%. See page 16 for additional information on our redevelopment program.

(6) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of March 31, 2006 was 88.7%. See page 16 for additional information on our redevelopment program.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended June 30, 2006

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	41	297,851	$25.59	-	-	-	-
GAAP Basis	41	297,851	$24.28	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	12	139,981	$23.55	$24.70	4.9%	$4.98	4.5 years
GAAP Basis	12	139,981	$21.93	$25.80	17.6%	$4.98	4.5 years
Month-to-Month Leases In Effect							
Cash Basis	17	50,285	$26.70	$26.70	-	-	-
GAAP Basis	17	50,285	$26.62	$26.69	-	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	14	106,643	-	$23.76	-	$3.30	4.8 years
GAAP Basis	14	106,643	-	$24.04	-	$3.30	4.8 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	26	246,624	-	$24.29	-	$4.25	4.6 years
GAAP Basis	26	246,624	-	$25.04	-	$4.25	4.6 years
Including Month-to-Month Leases							
Cash Basis	43	296,909	-	$24.70	-	-	-
GAAP Basis	43	296,909	-	$25.32	-	-	-

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Six Months Ended June 30, 2006

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	57	536,669	$25.68	-	-	-	-
GAAP Basis	57	536,669	$24.48	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	24	319,266	$24.66	$25.84	4.8%	$4.20	4.4 years
GAAP Basis	24	319,266	$23.34	$25.87	10.8%	$4.20	4.4 years
Month-to-Month Leases In Effect							
Cash Basis	17	50,285	$26.70	$26.70	-	-	-
GAAP Basis	17	50,285	$26.61	$26.69	-	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	28	424,026	-	$30.81	-	$4.85	8.2 years
GAAP Basis	28	424,026	-	$34.25	-	$4.85	8.2 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	52	743,292	-	$28.67	-	$4.57	6.6 years
GAAP Basis	52	743,292	-	$30.65	-	$4.57	6.6 years
Including Month-to-Month Leases							
Cash Basis	69	793,577	-	$28.55	-	-	-
GAAP Basis	69	793,577	-	$30.40	-	-	-

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Lease Expirations

June 30, 2006

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2006	54 [1]	588,362	7.2%	$23.97
2007	51	958,245	11.7%	$26.30
2008	35	703,846	8.6%	$26.61
2009	38	590,571	7.2%	$21.81
2010	32	733,121	8.9%	$23.82

Markets	Square Footage of Expiring Leases	
	2006	2007
California - Los Angeles Metro	-	3,653
California - San Diego	191,656	132,362
California - San Francisco Bay	42,504	179,186
Eastern Massachusetts	133,662	107,443
New Jersey/Suburban Philadelphia	-	21,000
Southeast	105,158	28,857
Suburban Washington D.C.	69,464	466,202
Washington - Seattle	45,918	19,542
International - Canada	-	-
Total	588,362 [1]	958,245

(1) Includes month-to-month leases for approximately 50,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Additions to and Dispositions of Properties

For The Quarter Ended June 30, 2006

(Dollars in thousands)

Markets	Acquisition Amount	Month of Acquisition	Rentable Square Feet
Additions to Operating Properties/Properties Under Redevelopment			
California - San Francisco Bay (1)	$ 13,950	April	82,712
California - San Francisco Bay (2)	9,540	April	70,328
Eastern Massachusetts	12,335	May	97,566
Additions to Operating Properties	35,825		250,606
None	N/A	N/A	N/A
Additions to Properties Under Redevelopment	-		-
Total Additions to Operating Properties/Properties Under Redevelopment	$ 35,825		250,606

Markets	Acquisition Amount	Month of Acquisition	Developable Square Footage
Additions of Land:			
California - San Francisco Bay	$ 10,500	June	144,000
Total Additions of Land	$ 10,500		144,000

Markets	Disposition Amount	Month of Disposition	Rentable Square Feet
Dispositions:			
New Jersey/Suburban Philadelphia	$ 14,512	April	107,874
Suburban Washington D.C.	27,300	June	160,225
Total Dispositions	$ 41,812		268,099

(1) This property is intended to be redeveloped in the future and is included in our Imbedded Future Development and Redevelopment Square Footage on page 17.

(2) In addition to the existing rentable square feet of 70,328, this property also has an additional 96,000 of developable square footage. This additional 96,000 of future developable square footage is included in our Imbedded Future Development and Redevelopment Square Footage on page 17.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Ground-Up Development, Square Footage Under Redevelopment and
Square Footage Under Development/Pre-Construction
June 30, 2006

Markets	Estimated In-Service Dates	Rentable Square Footage	
Properties Under Ground-Up Development (1)			
San Francisco Bay	4Q06	121,000	(2)
San Francisco Bay	4Q07	154,000	(3)
Seattle	4Q06	50,000	(2)
Total		325,000	
Square Footage Under Redevelopment (4)			
San Diego	4Q06	71,510	
San Diego	3Q07	87,140	
San Francisco Bay	3Q06	14,233	
San Francisco Bay	3Q06	30,000	
San Francisco Bay	3Q07	58,400	
Eastern Massachusetts	1Q07	21,517	
Eastern Massachusetts	2Q07	26,589	
Eastern Massachusetts	1Q08	35,652	
New Jersey/Suburban Philadelphia	3Q06	15,012	
Southeast	1Q08	45,841	
Suburban Washington D.C.	3Q06	60,443	
Seattle	4Q07	12,719	
Total		479,056	
Square Footage Under Development/Pre-Construction (5)			
Square Footage Under Development/Pre-Construction		4,950,000	
Grand Total		5,754,000	

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we are required to capitalize direct construction, including pre-construction costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs, including interest, is required while activities are ongoing to prepare an asset for its intended use. Pre-construction costs includes costs related to the development of plans and the process of obtaining entitlements and permits from government authorities. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment or construction activity cease, construction costs, including interest, would no longer be eligible for capitalization, under SFAS 34 and SFAS 67, and would be expensed as incurred. Interest mandated to be capitalized on ground-up development,
active redevelopment and other construction projects, including development/pre-construction on certain land parcels, for the three months ended June 30, 2006, was approximately $8.8 million.

(1) The current construction cost of ground-up developments is expected to average between $250 and $350 per developable square foot. Our aggregate construction costs to date approximate $246 per developable square foot.
(2) This development project is 100% leased.
(3) This development project is partially leased and the balance of space is under negotiation.
(4) Our redevelopment program involves ongoing activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. Spaces currently built out with laboratory improvements are generally not placed into our value-add redevelopment program. For properties undergoing redevelopment, only the portion of the asset undergoing active redevelopment is excluded from operating properties and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to that portion of space actively undergoing redevelopment. The current construction cost of properties under redevelopment will average between $75 and $100 per square foot. In addition to properties under active redevelopment, as of June 30, 2006 our asset base contains imbedded opportunities for future permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.1 million rentable square feet. See Summary of Imbedded Future Development and Redevelopment Square Footage on page 17.
(5) See Summary of Imbedded Future Development and Redevelopment Square Footage on page 17.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Imbedded Future Development and Redevelopment Square Footage

June 30, 2006

Markets	Imbedded Future Development and Redevelopment		
	Development Square Footage	**Redevelopment Square Footage**	**Total**
San Francisco Bay	3,662,000 (1)	138,000	3,800,000
San Diego	467,000 (2)	143,000	610,000
Suburban Washington D.C.	886,000 (3)	397,000	1,283,000
Eastern Massachusetts	225,000	179,000	404,000
Washington - Seattle	386,000 (4)	120,000	506,000
Other	384,000 (5)	157,000	541,000
Total Imbedded Future Development and Redevelopment Square Footage	6,010,000	1,134,000	7,144,000

The imbedded future development and redevelopment square footage shown above represents future ground-up development projects and future redevelopment (permanent change in use of applicable space to office/laboratory space) projects. A significant portion of our imbedded future development square footage is in the development/pre-construction phase (entitlement, permitting, design, etc.). See discussion on SFAS 34 and SFAS 67 on page 16. The exact date of physical construction will depend on successful completion of development/pre-construction activities and management's assessment of overall market conditions. As required under GAAP, direct construction, interest, property taxes, insurance and other costs directly related and essential to the development/pre-construction, or construction of a project, is mandated to be capitalized during pre-construction when activities are ongoing to bring these assets to their intended use.

(1) Approximately 3.6 million developable square feet located in the San Francisco Bay market is in development/pre-construction.
(2) Approximately 350,000 developable square feet located in the San Diego market is in development/pre-construction.
(3) Approximately 590,000 developable square feet located in the Suburban Washington D.C. market is in development/pre-construction.
(4) Approximately 360,000 developable square feet located in the Seattle market is in development/pre-construction.
(5) Approximately 50,000 developable square feet is in development/pre-construction.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Capital Costs

For the Six Months Ended June 30, 2006

(In thousands)

Property-related capital expenditures (1)	$	625
Leasing costs (2)	$	194
Property-related redevelopment costs (3)	$	44,097
Property-related development costs (3)	$	65,844

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 89% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

(3) Amount includes leasing costs related to development and redevelopment projects.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Second Quarter Ended June 30, 2006

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the second quarter and six months ended June 30, 2006:

Date:	August 8, 2006
Time:	2 P.M. Eastern Daylight Time
Phone Number:	(719) 457-2633
Confirmation Code:	5234233